SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #0001095847

As at January 21, 2003

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director, Chief Financial Officer and Secretary

Date: January 21, 2003

                     Print the name and title of the signing officer under his signature.

ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED NOVEMBER 30, 2002 AND 2001

(Expressed in Canadian Dollars)
(Unaudited)

ROCKWELL VENTURES INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	November 30, 2002	May 31, 2002
	(unaudited)	(audited)

Assets

Current assets
Cash and equivalents	$ 197,595	$ 41,755
Marketable securities (note 3)	13,200	30,017
Amounts receivable and prepaid	36,334	74,319
Exploration advances to related party (note 8)	102,286	451,798

	349,415	597,889

Security deposit (note 5(a))	35,253	-
Reclamation deposit (note 5(c))	70,000	70,000
Mineral property interests (note 5)	46,857	46,857

	$ 501,525	$ 714,746

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 13,149	$ 103,787

Shareholders' equity
Share capital (note 7)	8,698,760	8,512,758
Deficit	(8,210,384)	(7,901,799)

	488,376	610,959

Continuing operations (note 1)
Subsequent events (notes 5(b) and 7(d))

	$ 501,525	$ 714,746

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

ROCKWELL VENTURES INC.
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Nov. 30		Six months ended Nov. 30
	2002	2001	2002	2001

Expenses
Exploration (note 6)	$ 90,996	$ 85,629	$ 144,532	$ 188,417
Legal, accounting and audit	7,364	34,903	7,534	73,737
Office and administration	57,863	108,670	111,910	175,008
Shareholder communications	5,556	8,924	11,987	20,071
Trust and filing	4,270	5,853	4,666	12,455
Travel and conferences	357	13,477	12,148	20,893

	166,406	257,456	292,777	490,581

Other items
Foreign exchange loss (gain)	1,177	(13,104)	811	4,933
Interest income	(1,428)	(150)	(1,820)	(3,225)
Loss on sale of marketable securities	-	-	-	1,298
Write-down of marketable securities	-	-	16,817	-

	(251)	(13,254)	15,808	3,006

Loss for the period	$ (166,155)	$ (244,202)	$ (308,585)	$ (493,587)

Loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	55,199,275	43,772,900	54,706,216	43,772,900

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)

			Six months ended Nov. 30
			2002	2001

Deficit, beginning of period, as restated (note 4)			$ (7,901,799)	$ (6,148,435)
Loss for the period			(308,585)	(493,587)

Deficit, end of period, as restated			$ (8,210,384)	$ (6,642,022)

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended Nov. 30		Six months ended Nov. 30
	2002	2001	2002	2001

Cash provided by (applied to)

Operating activities
Loss for the period	$ (166,155)	$ (244,202)	$ (308,585)	$ (493,587)
Items not affecting cash
Loss on sale of marketable securities	-	-	-	1,298
Write-down of marketable securities	-	-	16,817	-
Net changes in non-cash working capital items
Amounts receivable and prepaid	(26,392)	(1,579)	37,986	184,473
Exploration advances to related parties	15,880	289,004	349,512	40,554
Accounts payable and accrued liabilities	2,154	13,478	(90,639)	(244,811)

	(174,513)	56,701	5,091	(512,073)

Investing activities
Mineral property acquisition costs	-	(90,001)	-	(90,001)
Security deposit	(35,253)	-	(35,253)	-
Proceeds from sale of marketable securities	-	-	-	27,559

	(35,253)	(90,001)	(35,253)	(62,442)
Financing activities
Issuance of share capital	-	-	186,002	-

	-	-	186,002	-

Change in cash and equivalents	(209,766)	(33,300)	155,840	(574,515)
Cash and equivalents, beginning of period	407,361	33,300	41,755	574,515

Cash and equivalents, end of period	$ 197,595	$ -	$ 197,595	$ -

Supplemental disclosure:
Interest paid during the period			$ -	$ -
Income taxes paid during the period			$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements

ROCKWELL VENTURES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED NOVEMBER 30, 2002
(Expressed in Canadian Dollars)
(Unaudited)

1. CONTINUING OPERATIONS

Rockwell Ventures Inc. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Canada and in Chile.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations, and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The Company's subsidiary, Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

In March, 2000, the Company incorporated two subsidiaries, N3C Resources Inc. ("N3C") and N4C Resources Inc. ("N4C") under the laws of the Cayman Islands. Rockwell Mineracao Limitada ("Mineracao"), a wholly-owned subsidiary of N4C Resources Inc., was incorporated on March 23, 2000 under the laws of Brazil. N4C Resources Inc. held 99.90% of the shares of Rockwell Mineracao Limitada and N3C Resources Inc. held the remaining 0.10% of the shares. In January, 2002, the Company sold its interests in N3C, N4C and Mineracao for 120,000 free trading common shares of Geostar Metals Inc.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd., 639154 BC Ltd. and Minera Ricardo Resources Inc. S.A., and for the years 2000 and 2001 N3C Resources Inc., N4C Resources Inc. and Rockwell Mineracao Limitada. All material intercompany balances and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

Mineral property interests

Acquisition costs for mineral properties to which the Company obtains unrestricted ownership and exploration rights are deferred until the property is placed into production, sold or abandoned. These deferred costs are amortized over the estimated useful life of the properties following the commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Acquisition costs for mineral properties to which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production. Mineral property interests acquisition costs include the cash consideration as well as the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the relevant agreement. Exploration costs and option payments are expensed in the period incurred.

Development costs incurred subsequent to the determination of the feasibility of mining operations, or to increase production or extend the life of existing production are capitalized and amortized over the estimated useful life of the property, after the commencement of commercial production.

Administrative expenditures are expensed in the period incurred.

During the fiscal year ended May 31, 2002, the Company changed its policy of accounting for exploration costs on a retroactive basis (note 4). In prior years, the Company deferred expenditures directly attributable to the exploration of mineral properties, pending a decision as to commercial viability of a property.

Values

The amounts shown for the mineral property interests represent costs accumulated to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recoverability of current and future ore reserves, of which the Company currently has none.

Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value. Marketable securities held at November 30, 2002 consist of 120,000 shares of Geostar Metals Inc., which were originally recorded at cost of $30,000. Marketable securities held at May 31, 2002 consisted of 120,000 shares of Geostar Metals Inc.

Environmental and reclamation costs

The Company charges to operations, environmental and reclamation costs in the period incurred. At November 30, 2002 the Company held $70,000 as reclamation deposits on the Haut Plateau Property (note 5), but does not foresee the necessity to make any other material environmental and reclamation expenditures.

Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Foreign currency translation

All of the Company's foreign operations are integrated.

Monetary assets and liabilities of the Company's integrated foreign subsidiary are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are expensed.

Financial instruments

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable, security deposit, and accounts payable and accrued liabilities. It is the Company's view that it is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

Stock-based compensation

The Company grants share purchase options to executive officers, directors, employees and consultants subject to the policies of the TSX Venture Exchange. No compensation is recognized when share options are granted or extended. Any consideration received on exercise of share options is credited to share capital.

Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the presentation adopted for the current period.

4. CHANGE IN ACCOUNTING POLICY

During the fiscal year ended May 31, 2002, the Company changed its method of accounting for mineral property exploration costs from deferring expenditures pending a decision as to the commercial viability of a property, to expensing such costs until the completion of a feasibility study. This change has been applied retroactively with restatement of all prior periods presented.

As a result of the change in accounting policy, adjustments were made to the Balance Sheets, and the Statements of Operations and Deficit as follows:

Balance Sheet
As at August 31, 2001	As previously reported	Adjustment	As Restated

Deferred exploration costs	$ 932,257	$ (932,257)	$ -

Statements of Operations and Deficit
	Year ended May 31, 2002	Six months ended Nov 30, 2001	Year ended May 31, 2001

Deficit, beginning of period, as previously reported	$ 5,245,773	$ 5,245,773	$ 907,698
Exploration costs expensed	902,662	902,662	1,106,595

Deficit, beginning of period, as restated	6,148,435	6,148,435	2,014,293

Loss for the period as previously reported	1,753,364	493,587	4,338,075

Exploration costs expensed	-	-	(203,933)

Loss for the period, as restated	1,753,364	493,587	4,134,142

Deficit, end of period, as restated	$ 7,901,799	$ 6,642,022	$ 6,148,435

5. MINERAL PROPERTY INTERESTS

Acquisition Costs	Balance at May 31, 2002	Additions	Balance at Nov. 30, 2002

Ricardo Property	$ 46,857	$ -	$ 46,857

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge and belief, titles to all of its properties are in good standing.

a) Ricardo Property

The Company holds a 100% interest in certain exploration and exploitation concessions in Chile. These concessions are comprised of approximately 14,600 hectares. During the year ended May 31, 2002, the Company was granted certain potentially valuable water rights and a total of $23,502 was spent on water studies. In November 2002, the Company applied for a mining easement on its Ricardo Property. Pursuant to the terms of the easement application, a refundable deposit of US$22,000 was lodged with the court. The Company continues to maintain the Ricardo Property in good standing.

b) Fox River Property

On June 6, 2001, the Company obtained the right, subject to the fulfillment of certain conditions, to acquire from Hunter Dickinson Group Inc. ("HD"), HD's option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property located in Manitoba from Falconbridge Limited ("Falconbridge"). Consideration for the assignment was reimbursement to HD of its actual costs as at June 6, 2001 of approximately $800,000 and the issuance to HD of 2,000,000 Rockwell common share purchase warrants exercisable at $0.40 per share for two years.

On November 15, 2001, due to the uncertainty of securing sufficient financing in time to meet the first year earn-in requirements, the Company entered into a property reorganization agreement with HD and Amarc Resources Ltd. ("Amarc"), both non-arm's-length parties. Amarc took over the Fox River project by assuming exploration costs of approximately $2.5 million incurred by HD on its most recent exploration work programs. The Company cancelled the proposed issuance of 2,000,000 share purchase warrants to HD and Amarc agreed to issue to the Company up to 1,000,000 Amarc common share purchase warrants in tranches of 200,000 warrants upon completion of each $2.5 million of expenditures on the Fox River Property. The initial 200,000 warrants, which were received December 31, 2001, are exercisable at $1.00 until December 31, 2003. Subsequent to the end of the quarter, Amarc terminated its option on the Fox River Property. Accordingly, there were no further warrants issued or issuable by Amarc relating to this property.

c) Haut Plateau Property

On November 15, 2001, the Company entered into an assignment agreement with HD, whereby HD agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a nickel-copper-cobalt discovery located in eastern Canada, where a Voisey's Bay-type target had been identified. The Company had the right to operate and, at its option, acquire a 60% participating joint venture interest in the property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures, inclusive of reclamation deposit, was to be expended by May 31, 2002 but was extended. The Company subsequently fulfilled the first year earn-in requirements by that date. Upon the Company earning a 60% interest, a joint venture was to be formed with each party paying its proportionate share of expenses. Falconbridge had a back-in right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the financing and requisite completion guarantees for development of a mine.

The Company considered the results from the its exploration programs and decided on November 22, 2002 to terminate its option to earn a 60% participating joint venture interest from Falconbridge Limited. At November 30, 2002 the Company had $70,000 in trust as reclamation deposits to cover such future costs on the property.

d) Pedra Branca Property

On February 24, 2000, the Company entered into an assignment agreement with HD whereby HD assigned its option to earn a 60% interest in the Pedra Branca property to the Company. As part of the agreement, the Company purchased 483,333 units in Altoro Gold Corp. ("Altoro"), through a private placement, for a total cost of $290,000. Each unit was comprised of one common share and one share purchase warrant. As sole consideration for HD's assignment of the option, the Company transferred to HD the benefit of the share purchase warrants in Altoro. To acquire its 60% interest, the Company was required to expend a total of US$7 million on the Pedra Branca Project within four years; and issue a minimum of 500,000 shares of the Company to Altoro, having a minimum value of US$500,000, over four years.

As at May 31, 2001, the Company had disbursed US$90,000 and issued to Altoro 125,433 common shares, at a deemed value of US$50,000 for the option payment. Subsequently, the Company curtailed drilling because the four targets tested by drilling did not appear to have the size or continuity to harbor large-scale PGM deposits. As a result the Company decided not to exercise its option to acquire an interest in the Pedra Branca property and expensed all related costs.

6. EXPLORATION EXPENSES

	Haut Plateau Property	Ricardo Property	Six months ended November 30, 2002	Year ended May 31, 2002

Administration	$ -	$ -	$ -	$ 5,592
Assay and analysis	-	-	-	40,112
Drilling	-	-	-	292,046
Engineering	900	-	900	26,705
Equipment rental	884	198	1,082	11,833
Geological	36,706	1,851	38,557	313,427
Graphics	1,839	-	1,839	18,223
Helicopter/fixed wing	-	-	-	97,783
Property fees/assessments	8,238	15,264	23,502	186,433
Site activities	7,775	70,877	78,652	186,790
Travel and accommodation	-	-	-	42,327

Incurred during the period	56,342	88,190	144,532	1,221,271

Cumulative exploration expenses, beginning of period	902,291	1,230,367	2,132,658	4,254,456

Cumulative exploration expenses, end of period	$ 958,633	$ 1,318,557	$ 2,277,190	$ 5,475,727

7. SHARE CAPITAL

a) Authorized share capital

At the Company's annual general meeting held in November 2002, shareholders approved an increase in the authorized share capital of the Company, from 100,000,000 to 200,000,000 common shares, without par value.

b) Issued share capital

Common shares issued	Number of Shares	Amount

Balance May 31, 2001	43,772,900	$ 6,983,234

For private placement (net of issue costs)	6,545,500	979,407
For private placement (net of issue costs)	3,843,750	550,117

Balance May 31, 2002	54,162,150	$ 8,512,758

For private placement (net of issue costs)	1,037,125	186,002

Balance November 30, 2002	55,199,275	$ 8,698,760

On August 27, 2002, the Company completed a $207,425 private placement of 1,037,125 units at a price of $0.20 per unit. Each unit comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.22 until December 27, 2003. The share purchase warrants are subject to an accelerated expiry of 45 days if the average closing price of the Company's shares, as traded on the TSX Venture Exchange over a ten consecutive day period, exceeds $0.33.

c) Share purchase options

No options were granted, exercised, or cancelled in the six months ending November 30, 2002. The balance of share purchase options as at May 31, 2002 and November 30, 2002 is:

Expiry date	Exercise Price	Number of Options

February 20, 2003	$0.60	15,000
May 30, 2003	$0.16	1,113,000
June 11, 2003	$0.16	27,000
November 21, 2003	$0.16	100,000
April 6, 2005	$0.16	50,000

		1,305,000

Weighted average exercise price		$ 0.17

d) Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the six months ending November 30, 2002 is:

Expiry date	Exercise Price	May 31 2002	Issued	Exercised	Expired	Nov. 30 2002

January 4, 2003 (i)	$0.16	6,398,000	-	-	-	6,398,000
March 9, 2003	$0.35	1,123,600	-	-	-	1,123,600
March 9, 2003	$0.80	604,700	-	-	-	604,700
April 19, 2003	$0.16	1,478,125	-	-	-	1,478,125
July 4, 2003	$0.16	147,500	-	-	-	147,500
October 19, 2003	$0.16	2,500,000	-	-	-	2,500,000
December 27, 2003	$0.22	-	1,037,125	-	-	1,037,125

		12,251,925	1,037,125	-	-	13,289,050

Weighted average exercise price		$ 0.21	$ 0.22	$ -	$ -	$ 0.21

(i) The January 4, 2003 share purchase warrants expired unexercised subsequent to quarter end.

8. RELATED PARTY TRANSACTIONS AND BALANCES

	Six months ended	Year ended
Transactions	November 30, 2002	May 31, 2002

Hunter Dickinson Inc. (a)	$ 136,535	$ 490,291
Hunter Dickinson Group Inc. (b)	8,413	175,250
Gordon J. Fretwell Law Corporation (c)	5,582	46,379
Euro-American Capital Corporation (d)	8,856	25,352

	As at	As at
Balances	November 30, 2002	May 31, 2002

Exploration advance balances with related party
Hunter Dickinson Inc. (a)	$ 102,286	$ 451,798

(a)     Hunter Dickinson Inc. and its wholly-owned subsidiaries are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an Agreement dated January 1, 2001. Exploration advances to Hunter Dickinson Inc. have arisen, in the normal course, due to in-progress and near-term planned exploration work primarily on the Company's exploration properties (see note 5).

(b)     Services rendered by Hunter Dickinson Group Inc. ("HD"), a private company with certain directors in common have arisen from costs related to the Haut Plateau Property.

(c)     Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

(d)     Euro-American Capital Corporation is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

The fair value of the amounts due to related parties are not determinable as they are non-interest bearing without specific terms of repayment.

9. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

There were no significant non-cash transactions during the period, nor for the year ended May 31, 2002.

10. INCOME TAXES

The Company has non-capital losses carried forward of approximately $1,489,000 (2001 - $1,955,000, 2000 - $1,075,000) which may be applied against future years taxable income expiring beginning in 2003 to 2009. Subject to certain restrictions, the Company also has resource expenditures, net of flow-through renounced to shareholders, of approximately $1,232,500 available to reduce taxable income in future years.